

Mail Stop 3030

March 31, 2009

<u>Via U.S. Mail</u>

Mr. Donald A. French
Chief Financial Officer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, CO 80530

>   **RE: UQM Technologies, Inc.**
>   **Form 10-K for fiscal year ended March 31, 2008**
>   **Filed May 22, 2008**
>   **File No. 1-10869**

Dear Mr. French:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief